Filed Pursuant to Rule 424(b)(3)

Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 12 DATED NOVEMBER 21, 2012

TO THE PROSPECTUS DATED APRIL 16, 2012

This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2012 and Supplement No. 11 dated November 13, 2012.  The purpose of this Supplement No. 12 is to disclose:

•                  the status of our initial public offering; and

•                  the closing of a CMBS financing transaction.

Status of Our Initial Public Offering

We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010, of which $1,000,000,000 in shares can be issued pursuant to our primary offering and $100,000,000 in shares can be issued pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of November 19, 2012, we raised total gross proceeds of $533.2 million, including capital raised in connection with our merger with NorthStar Income Opportunity REIT I, Inc.

As of November 19, 2012, we received and accepted subscriptions in our offering for an aggregate of 50.8 million shares, or $506.3 million, including 0.5 million shares or $4.6 million sold to NorthStar Realty Finance Corp., or our sponsor, pursuant to our distribution support agreement. As of November 19, 2012, 59.7 million shares remained available for sale under our offering. Our primary offering is expected to terminate on or before July 19, 2013, unless extended by our board of directors as permitted under applicable law and regulations.

CMBS Financing Transaction

On November 20, 2012, we closed a CMBS financing transaction collateralized by $351 million of directly originated commercial real estate loans, or CRE Loans, by us and our sponsor that is being used to finance our contributed CRE Loans on a permanent, non-mark to market and non-recourse basis.  We, through our subsidiaries, contributed nine CRE Loans with a $199 million aggregate principal balance to the CMBS financing transaction and our sponsor, through its subsidiaries, contributed five CRE Loans with a $152 million aggregate principal balance to the CMBS financing transaction.  This transaction involved the issuance and sale of a total of $228 million of investment-grade bonds, representing an advance rate of 65% and a weighted average coupon of LIBOR plus 1.63%.  Affiliates of ours and our sponsor retained all of the below investment-grade bonds with an affiliate of ours retaining $70 million of a total of $124 million, representing our equity interest in the CRE Loans we contributed to the CMBS financing transaction.  The net proceeds received by us from this CMBS financing transaction were used to repay $118 million of borrowings that had originally financed the contributed CRE Loans on our various credit facilities.  The bonds issued in the CMBS financing transaction were sold in private placement transactions exempt from registration under the Securities Act of 1933, as amended.

In connection with the CMBS financing transaction, our subsidiaries made certain customary representations, warranties and covenants.  If there is a breach of those representations and warranties or a defect in the documentation of any of the contributed assets, which breach or defect materially and adversely affects the value of the subject contributed asset, the value of the related mortgaged property or the interests of the trustee therein, then our subsidiary, NorthStar Real Estate Income Trust Operating Partnership, LP, will be required to either cure the breach, repurchase the affected contributed asset from the issuing entity, replace the affected contributed asset with another asset or make a loss of value payment, as the case may be.  In connection with this transaction, since we and our sponsor both contributed assets into a single securitization, we entered into a partnership agreement with our sponsor that provides that both parties will receive the economic benefit and bear the economic risk associated with the assets each contributed into the securitization. In both cases, a portion of our and our sponsor’s respective retained interests will be subordinate to interests of the senior bondholders. In the unlikely event that we or our sponsor suffers a complete loss of a portion of our respective retained interests, any additional losses would be borne by the remaining retained interests held by us or our sponsor, as the case may be, prior to the senior bondholders. We will maintain effective control of our retained interest in the contributed assets.  The partnership agreement provides to the maximum extent that we will realize the economic benefits of the securitization associated with our contributed assets, and that our sponsor will realize the economic benefits of the securitization associated with its contributed assets, with any differentials in cash flows being appropriately allocated between us and our sponsor.